EXHIBIT 99.1

FirstService Reports Strong Third Quarter Results

Strong internal growth at Colliers International, FirstService Residential and FirstService Brands

EBITDA up by more than 30% at Colliers International and FirstService Brands

FirstService Residential completes its re-branding

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012

Revenues (millions)	$ 608.3	$ 559.0	$ 1,671.9	$ 1,530.3
Adjusted EBITDA (millions) (note 1)	55.4	49.7	112.0	97.5
Adjusted EPS (note 2)	0.68	0.63	1.12	0.92

TORONTO, Oct. 23, 2013 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) today reported results for its third quarter ended September 30, 2013. All amounts are in US dollars.

Revenues for the third quarter were $608.3 million, a 9% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $55.4 million, up 11% and Adjusted EPS (note 2) was $0.68, an 8% increase versus the prior year quarter. GAAP EPS from continuing operations was $0.09 per share in the quarter, versus $0.04 for the same quarter a year ago.

For the nine months ended September 30, 2013, revenues were $1.67 billion, a 9% increase relative to the comparable prior year period, Adjusted EBITDA was $112.0 million, up 15%, and Adjusted EPS was $1.12, up 22% versus the prior year period. GAAP EPS from continuing operations for the nine month period was a loss of $0.61, compared to a loss of $0.28 in the prior year period and was negatively impacted by $0.27 due to accelerated amortization of intangible assets in the current year related to the re-branding of the Company's residential real estate services operations.

"For a number of reasons, we are very pleased with our third quarter results," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService. "Each of our service lines reported strong revenue growth; both Colliers International and FirstService Brands grew their EBITDA by more than 30%; we completed the re-branding at FirstService Residential; we redeemed our outstanding convertible debentures and we successfully completed the sale of Field Asset Services. With so much accomplished, FirstService is positioned better than ever to deliver strong growth in revenue and profits in the future," he concluded.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector. As one of the largest property managers in the world, FirstService manages more than 2.3 billion square feet of residential and commercial properties through its industry-leading operating platforms in Commercial Real Estate Services, delivered through Colliers International, one of the top global players in commercial real estate; Residential Real Estate Services, delivered through FirstService Residential, the largest provider of residential property management services in North America, and Property Services, delivered through FirstService Brands, a leading provider of essential property services delivered through franchise systems and company-owned operations.

FirstService generates over US$2.3 billion in annual revenues and has more than 23,000 employees worldwide. More information about FirstService is available at www.firstservice.com

Segmented Quarterly Results

Colliers International revenues totalled $323.4 million for the third quarter, up 9% relative to the prior year quarter. Revenue growth was comprised of 8% internal growth measured in local currencies, a 3% unfavourable impact from foreign currency translation and 4% growth from recent acquisitions. Internal growth was primarily driven by investment sales and leasing activity in the Europe and Asia Pacific regions. Adjusted EBITDA was $26.6 million, up 31% from the prior year quarter, with a significant portion of the increase attributable to operating leverage from strong internal revenue growth and the impact of recent acquisitions.

FirstService Residential revenues were $243.9 million for the third quarter, up 8% relative to the prior year quarter. Revenue growth was comprised of 7% internal growth and 1% from recent acquisitions. Adjusted EBITDA for the quarter was $19.9 million compared to $21.5 million in the prior year period. During the quarter, $0.7 million of pre-announced and planned expenses associated with re-branding, including enhancements to the information technology platform and other related costs were incurred. In line with reduced volumes of delinquencies and changes in the regulatory environment in several states, the Company recorded a $2.0 million charge to down-size its homeowner fee collection operations after completing a review of these operations during the quarter.

FirstService Brands revenues totalled $40.9 million, up 12% versus the prior year period. Adjusted EBITDA for the third quarter was $13.6 million, up 31% over the prior year period. The Property Services results have been reclassified to exclude Field Asset Services, which has been reported as a discontinued operation for all periods presented.

Corporate costs were $4.7 million in the third quarter, relative to $2.5 million in the prior year period. The increase was attributable to performance-based executive incentive compensation accruals in the current year.

Sale of Field Asset Services

On September 30, 2013, the Company completed the sale of 100% of the equity of Field Asset Services, which was previously reported within the Property Services segment. Field Asset Services has been classified as a discontinued operation and as such the statements of earnings have been reclassified to exclude its results for all periods presented. The sale price was $55.0 million in cash, and resulted in an after-tax loss on sale of $1.3 million.

Stock Repurchases

During the quarter, the Company repurchased 385,600 Subordinate Voting Shares on the open market under its Normal Course Issuer Bid ("NCIB") at an average price of $37.74 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 2,360,000 Subordinate Voting Shares under its NCIB, which expires on June 6, 2014.

Conference Call

FirstService will be holding a conference call on Wednesday, October 23, 2013 at 11:00 a.m. Eastern Time to discuss the quarter's results. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings from continuing operations to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items and (vi) stock-based compensation expense. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company's service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to Adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2013	2012	2013	2012

Net earnings from continuing operations	$ 22,034	$ 20,791	$ 19,092	$ 23,129
Income tax	6,548	8,162	6,352	11,111
Other expense (income)	(1,148)	(1,492)	(1,834)	(1,779)
Interest expense, net	6,227	5,747	17,285	14,506
Operating earnings	33,661	33,208	40,895	46,967
Depreciation and amortization	16,204	11,735	57,530	34,633
Acquisition-related items	2,433	4,043	8,380	13,470
Stock-based compensation expense	3,081	734	5,209	2,449
Adjusted EBITDA	$ 55,379	$ 49,720	$ 112,014	$ 97,519

2. Reconciliation of net earnings (loss) attributable to common shareholders and diluted net earnings (loss) per share from continuing operations to adjusted net earnings from continuing operations and adjusted net earnings per share from continuing operations:

Adjusted earnings per share from continuing operations is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted diluted net earnings per share from continuing operations is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) attributable to shareholders to adjusted net earnings from continuing operations and of diluted net earnings (loss) per share from continuing operations to adjusted earnings per share from continuing operations appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2013	2012	2013	2012

Net earnings (loss) attributable to common shareholders	$ 857	$ --	$ (22,402)	$ (8,047)
Non-controlling interest redemption increment	11,209	10,745	23,057	13,841
Net (earnings) loss from discontinued operations, net of tax	2,060	1,218	2,846	(256)
Acquisition-related items	2,433	4,043	8,380	13,470
Amortization of intangible assets (1)	7,020	4,443	31,205	13,128
Stock-based compensation expense	3,081	734	5,209	2,449
Income tax on adjustments	(2,291)	(1,852)	(8,745)	(5,562)
Non-controlling interest on adjustments	(1,029)	(221)	(3,168)	(1,085)
Adjusted net earnings	$ 23,340	$ 19,110	$ 36,382	$ 27,938

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2013	2012	2013	2012

Diluted net earnings (loss) per share from continuing operations	$ 0.09	$ 0.04	$ (0.61)	$ (0.28)
Non-controlling interest redemption increment	0.33	0.35	0.71	0.46
Acquisition-related items	0.07	0.13	0.25	0.42
Amortization of intangible assets, net of tax (1)	0.12	0.09	0.64	0.27
Stock-based compensation expense, net of tax	0.07	0.02	0.13	0.05
Adjusted earnings per share from continuing operations	$ 0.68	$ 0.63	$ 1.12	$ 0.92

(1) Amortization of intangible assets for the nine month period ended September 30, 2013 includes $11,184 ($0.27 per share) of accelerated amortization related to legacy regional trademarks and trade names in connection with Residential Real Estate Services re-branding.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2013	2012	2013	2012

Revenues	$ 608,270	$ 558,992	$1,671,910	$ 1,530,345

Cost of revenues	396,835	363,311	1,097,825	990,782
Selling, general and administrative expenses	159,137	146,695	467,280	444,493
Depreciation	9,184	7,292	26,325	21,505
Amortization of intangible assets (1)	7,020	4,443	31,205	13,128
Acquisition-related items (2)	2,433	4,043	8,380	13,470
Operating earnings	33,661	33,208	40,895	46,967
Interest expense, net	6,227	5,747	17,285	14,506
Other expense (income)	(1,148)	(1,492)	(1,834)	(1,779)
Earnings (loss) before income tax	28,582	28,953	25,444	34,240
Income tax	6,548	8,162	6,352	11,111
Net earnings from continuing operations	22,034	20,791	19,092	23,129
Discontinued operations, net of income tax (3)	(2,060)	(1,218)	(2,846)	256
Net earnings	19,974	19,573	16,246	23,385
Non-controlling interest share of earnings	7,908	6,433	12,445	10,276
Non-controlling interest redemption increment	11,209	10,745	23,057	13,841
Net earnings (loss) attributable to Company	857	2,395	(19,256)	(732)
Preferred share dividends	--	2,395	3,146	7,315
Net earnings (loss) attributable to common shareholders	$ 857	$ --	$ (22,402)	$ (8,047)

Net earnings (loss) per common share
Basic
Continuing operations	$ 0.09	$ 0.04	$ (0.61)	$ (0.28)
Discontinued operations	(0.06)	(0.04)	(0.09)	0.01
	$ 0.03	$ --	$ (0.70)	$ (0.27)

Diluted
Continuing operations	$ 0.09	$ 0.04	$ (0.61)	$ (0.28)
Discontinued operations	(0.06)	(0.04)	(0.09)	0.01
	$ 0.03	$ --	$ (0.70)	$ (0.27)

Adjusted earnings per share from continuing operations (4)	$ 0.68	$ 0.63	$ 1.12	$ 0.92

Weighted average common shares (thousands)
Basic	33,712	30,030	31,990	30,120
Diluted	34,055	30,364	32,316	30,471

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Amortization of intangible assets for the nine month period ended September 30, 2013 includes $11,184 of accelerated amortization related to legacy regional trademarks and trade names in connection with Residential Real Estate Services re-branding.
(2) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments, and contingent acquisition consideration-related compensation expense.
(3) Discontinued operations for the three and nine month periods ended September 30, 2013 includes an after-tax loss on the sale of Field Asset Services of $1,326.
(4) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

	September 30, 2013	December 31, 2012

Assets
Cash and cash equivalents	$ 167,121	$ 108,684
Restricted cash	4,866	3,649
Accounts receivable	325,967	328,455
Inventories	17,129	14,918
Prepaid expenses and other current assets	55,585	54,835
Current assets	570,668	510,541
Other non-current assets	22,170	20,300
Fixed assets	97,849	107,011
Deferred income tax	111,234	99,464
Goodwill and intangible assets	601,775	580,594
Total assets	$ 1,403,696	$ 1,317,910

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 390,532	$ 401,805
Other current liabilities	27,106	27,054
Long-term debt - current	36,670	39,038
Current liabilities	454,308	467,897
Long-term debt - non-current	430,805	298,167
Convertible unsecured subordinated debentures	--	77,000
Other liabilities	34,939	48,259
Deferred income tax	33,345	34,683
Non-controlling interests	211,914	151,969
Shareholders' equity	238,385	239,935
Total liabilities and equity	$ 1,403,696	$ 1,317,910

Supplemental balance sheet information
Total debt	$ 467,475	$ 414,205
Total debt excluding convertible debentures	467,475	337,205
Total debt, net of cash	300,354	305,521
Total debt excluding convertible debentures, net of cash	300,354	228,521

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2013	2012	2013	2012

Cash provided by (used in)

Operating activities
Net earnings	$ 19,974	$ 19,573	$ 16,246	$ 23,385
Items not affecting cash:
Depreciation and amortization	17,583	12,713	60,675	37,435
Deferred income tax	(8,050)	(6,988)	(24,348)	(17,474)
Other	5,468	1,890	6,873	6,442
	34,975	27,188	59,446	49,788

Changes in non cash working capital
Accounts receivable	7,280	(3,524)	10,249	(12,763)
Payables and accruals	32,111	33,609	(56,837)	(17,018)
Other	(9,464)	(2,035)	3,047	(1,163)
Net cash provided by operating activities	64,902	55,238	15,905	18,844

Investing activities
Acquisition of businesses, net of cash acquired	(573)	(1,174)	(35,261)	(14,379)
Disposition of business, net of cash disposed	49,460	--	49,460	--
Purchases of fixed assets	(9,648)	(8,322)	(21,754)	(22,621)
Other investing activities	1,250	123	(2,386)	574
Net cash provided by (used in) investing activities	40,489	(9,373)	(9,941)	(36,426)

Financing activities
Increase (decrease) in long-term debt, net	(8,292)	(23,669)	130,143	38,682
Redemption of Preferred Shares	--	--	(39,232)	--
Purchases of non-controlling interests	633	(2,536)	(1,896)	(4,167)
Dividends paid to preferred shareholders	--	(2,395)	(2,537)	(7,315)
Dividends paid to common shareholders	(3,326)	--	(3,326)	--
Other financing activities	(19,346)	(10,944)	(25,185)	(24,486)
Net cash (used in) provided by financing activities	(30,331)	(39,544)	57,967	2,714

Effect of exchange rate changes on cash	1,221	963	(5,494)	1,390

Increase (decrease) in cash and cash equivalents	76,281	7,284	58,437	(13,478)

Cash and cash equivalents, beginning of period	90,840	77,037	108,684	97,799

Cash and cash equivalents, end of period	$ 167,121	$ 84,321	$ 167,121	$ 84,321

Segmented Revenues, Adjusted EBITDA and Operating Earnings
(in thousands of US dollars)

	Commercial	Residential
	Real Estate	Real Estate	Property
(unaudited)	Services	Services	Services	Corporate	Consolidated

Three months ended September 30

2013
Revenues	$ 323,429	$ 243,879	$ 40,931	$ 31	$ 608,270
Adjusted EBITDA (1)	26,630	19,883	13,597	(4,731)	55,379

Operating earnings (2)	12,679	14,179	12,263	(5,460)	33,661

2012
Revenues	$ 295,649	$ 226,596	$ 36,687	$ 60	$ 558,992
Adjusted EBITDA	20,284	21,541	10,375	(2,480)	49,720

Operating earnings	8,852	18,508	9,101	(3,253)	33,208

	Commercial	Residential
	Real Estate	Real Estate	Property
	Services	Services	Services	Corporate	Consolidated

Nine months ended September 30

2013
Revenues	$ 882,186	$ 685,252	$ 104,341	$ 131	$ 1,671,910
Adjusted EBITDA (1)	54,331	45,801	21,827	(9,945)	112,014

Operating earnings (2)	16,023	21,887	15,958	(12,973)	40,895

2012
Revenues	$ 800,554	$ 632,537	$ 97,092	$ 162	$ 1,530,345
Adjusted EBITDA	36,195	52,525	17,623	(8,824)	97,519

Operating earnings	5,208	39,344	13,905	(11,490)	46,967

(1) Adjusted EBITDA for the Residential Real Estate Services segment for the three month period ended September 30, 2013 was impacted by $700 of re-branding costs and $2,000 of costs to down-size the homeowner fee collections operations (nine month period ended September 30, 2013 – $5,900 of re-branding costs and $2,000 of costs to down-size the collections operations).
(2) Operating earnings for the Residential Real Estate Services segment were impacted by the amounts described in note 1 and, in addition, the nine month period ended September 30, 2013 was impacted by $11,184 of accelerated amortization related to legacy regional trademarks and trade names in connection with re-branding.
CONTACT: COMPANY CONTACTS:

         Jay S. Hennick
         Founder & CEO

         D. Scott Patterson
         President & COO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500